Exhibit 99.4

Condensed Separate Interim Financial Information at September 30, 2019

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

Somekh Chaikin
8 Hartum Street, Har Hotzvim
PO Box 212
Jerusalem 9100102, Israel
+972 2 531 2000

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject:	Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of September 30, 2019 and for the nine-month and three-month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 24 million as of September 30, 2019, and the loss from this investee company amounted to NIS 9 million and NIS 2 million for the nine-month and three-month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 6.1, which refers to Note 1.2 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the former controlling shareholder and other senior officers, and the transfer of the investigation file to the District Attorney’s Office. And as mentioned in that note, regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and to the publication of the prosecuter’s office announcement, by which it is considering charging the former controlling shareholder and other senior officers with criminal charges, subject to a hearing. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 17, 2019

Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

Condensed Separate Interim Information of Financial Position

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Assets
Cash and cash equivalents	242	975	527
Investments	1,735	1,520	1,384
Trade receivables	692	707	699
Other receivables	232	233	201
Eurocom DBS Ltd, an affiliate	-	20	-
Loans granted to investees	73	100	100
Dividend receivable	-	60	-
Total current assets	2,974	3,615	2,911

Trade and other receivables	164	100	152
Fixed assets	5,034	4,978	4,993
Intangible assets	235	226	227
Goodwill	265	265	265
Investment in investees	3,534	7,143	5,557
Loans granted to investees	32	90	90
Right-of-use assets	242	321	294
Non-current investments and other	134	134	126
Deferred taxes	24	-	45
Investment property - See Note 6.4	-	140	58
Total non-current assets	9,664	13,397	11,807
Total assets	12,638	17,012	14,718

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

Condensed Separate Interim Information of Financial Position (contd.)

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,104	1,776	1,520
Trade and other payables	738	712	788
Employee benefits	275	272	524
Current maturities of liabilities for leases	105	112	116
Provisions (Note 5)	96	70	132
Dividend payable	-	318	-
Total current liabilities	2,318	3,260	3,080

Debentures and loans	9,393	10,128	9,630
Loan from an investee	835	755	815
Employee benefits	450	225	404
Liability for leases	152	223	192
Derivatives and other liabilities	173	199	163
Deferred tax liabilities	-	52	-
Total non-current liabilities	11,003	11,582	11,204

Total liabilities	13,321	14,842	14,284

Equity
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	331	328	331
Deficit	(5,276)	(2,420)	(4,159)
Total equity (capital deficit) attributable to equity holders of the Company	(683)	2,170	434

Total liabilities and equity	12,638	17,012	14,718

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: November 17, 2019

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	3,088	3,170	1,025	1,043	4,196

Costs of activity
Payroll	688	693	224	233	912
Depreciation and amortization	636	633	225	218	850
Operating and general expenses (Note 3)	418	428	144	143	596
Other operating expenses (income), net (Note 4)	(500)	105	(8)	(2)	614
Total operating expenses	1,242	1,859	585	592	2,972

Operating profit	1,846	1,311	440	451	1,224
Finance expenses (income)
Financing expenses	473	376	214	122	502
Financing income	(19)	(23)	(7)	(9)	(32)
Financing expenses, net	454	353	207	113	470

Profit after financing expenses, net	1,392	958	233	338	754
Company’s share in (losses) earnings of investees, net	(2,140)	(33)	16	(23)	(1,633)
Profit (loss) before income tax	(748)	925	249	315	(879)
Income tax	334	236	58	81	187
Profit (loss) for the period attributable to the owners of the Company	(1,082)	689	191	234	(1,066)

Condensed Separate Interim Information of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	(1,082)	689	191	234	(1,066)
Items of other comprehensive income (loss), net of tax	(35)	23	(38)	(3)	42

Total comprehensive income (loss) for the period attributable to the owners of the Company	(1,117)	712	153	231	(1,024)

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

Condensed Separate Interim Information of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit (loss) for the period	(1,082)	689	191	234	(1,066)
Adjustments:
Depreciation and amortization	636	633	225	218	850
Share in losses (profits) of investees, net	2,140	33	(16)	23	1,633
Financing expenses, net	370	332	161	100	447
Capital gain, net	(470)	(5)	(10)	(1)	(11)
Income tax expenses	334	236	58	81	187

Change in trade and other receivables	3	(40)	(10)	10	(16)
Change in trade and other payables	(41)	20	48	38	30
Change in provisions	(36)	11	-	(4)	73
Change in employee benefits	(234)	44	(87)	(34)	487
Miscellaneous	(11)	(2)	(4)	(2)	5
Net cash from operating activities due to transactions with subsidiaries	-	8	9	-	19

Net income tax paid	(238)	(353)	(81)	(80)	(432)
Net cash from operating activities	1,371	1,606	484	583	2,206
Cash flows from investment activities
Investment in intangible assets and other investments	(95)	(84)	(30)	(25)	(113)
Proceeds from the sale of fixed assets	60	37	14	8	152
Proceeds from the sale of the Sakia property	328	-	-	-	155
Investment in bank deposits and securities	(1,965)	(2,124)	(185)	(190)	(2,324)
Proceeds from bank deposits and others	1,614	896	379	338	1,233
Purchase of fixed assets	(519)	(547)	(190)	(199)	(742)
Receipt (payment) of betterment levies, permit fees and purchase tax for the Sakia property	(74)	(121)	75	(9)	(121)
Receipt (payment) of betterment tax for the sale of the Sakia property	5	(80)	-	-	(80)
Investments in a subsidiary	(120)	(100)	(50)	(100)	(100)
Miscellaneous	7	23	(2)	14	20
Net cash from investment activities due to transactions with subsidiaries	90	86	-	6	146
Net cash flows from (used in) investment activities	(669)	(2,014)	11	(157)	(1,774)

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

Condensed Separate Interim Information of Cash Flows (contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flow from financing operations
Issue of debentures and receipt of loans	1,688	320	1,188	-	891
Repayment of debentures and loans	(2,326)	(225)	(1,971)	(50)	(1,544)
Payment of early repayment fees	(73)	-	(73)	-	-
Dividends paid	-	(368)	-	-	(686)
Interest paid	(210)	(208)	(20)	(5)	(419)
Payment of principal and interest for lease	(86)	(90)	(25)	(28)	(99)
Miscellaneous	-	-	-	-	(37)
Net cash from financing activities due to transactions with subsidiaries	20	185	-	-	220
Net cash used for financing activities	(987)	(386)	(901)	(83)	(1,674)
Increase (decrease) in cash and cash equivalents, net	(285)	(794)	(406)	343	(1,242)
Cash and cash equivalents at beginning of period	527	1,769	648	632	1,769
Cash and cash equivalents at the end of the period	242	975	242	975	527

The accompanying additional information is an integral part of these condensed separate interim financial information

Notes to the Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2018.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2018 and in conjunction with the condensed interim consolidated financial statements as at September 30, 2019, (“the Consolidated Financial Statements”).

The accounting policies used in preparing these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2018.

2.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Internet - infrastructure	1,186	1,200	393	401	1,596
Fixed-line telephony	792	875	259	282	1,156
Transmission and data communication	729	734	245	243	977
Cloud and digital services	208	197	69	69	260
Other services	173	164	59	48	207
	3,088	3,170	1,025	1,043	4,196

3.	Operating and general expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	98	103	35	38	143
Marketing and general	110	131	37	42	183
Interconnectivity and payments to communications operators	74	80	25	25	108
Services and maintenance by sub-contractors	58	60	21	20	83
Vehicle maintenance	26	24	9	9	37
Terminal equipment and materials	52	30	17	9	42
	418	428	144	143	596

Notes to the Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

4.	Other operating expenses (income), net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Expenses (revenues) for severance pay in voluntary redundancy	(22)	93	3	-	547
Capital gain from the sale of property, plant and equipment (mainly real estate)	(470)	(5)	(10)	(1)	(11)
Others	(8)	17	(1)	(1)	78
Total operating income, net	(500)	105	(8)	(2)	614

5.	Contingent liabilities

5.1	During the normal course of business, legal claims were filed against the Company or there are various legal proceedings pending against it (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 96 million, where provisions are required to cover the exposure arising from such litigation.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

At September 30, 2019

Balance of provisions	Amount of additional exposure for which probability of realization cannot be foreseen	Exposure for claims that cannot yet be assessed
NIS million
96	708	4,590	(1)(2)

*	CPI-linked and prior to addition of interest.

(1)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

In the hearing on May 22, 2019 of the motion filed by the Company for another hearing, the Court proposed transferring the case for mediation. The plaintiff rejected the proposal. On July 18, 2019, a hearing was held to complete the parties’ arguments in the motion for a re-hearing. A decision has not yet been handed on the motion for a re-hearing.

(2)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceeding was stayed due to the investigation described in Note 1.2 to the Consolidated Financial Statements and at the request of the Attorney General, until October 31, 2019. At the beginning of November 2019, the Attorney General filed a motion to continue the stay of proceedings until March 31, 2020.

5.2	Further to that stated in Note 11.3 to the condensed annual separate financial information regarding a class action filed in the United States against B Communications, Ltd., the Company’s controlling shareholder and officers, to which (current and former) officers of DBS and the Company were joined, and motions filed by the defendants for summary dismissal of the motion and the claim, on March 28, 2019 the Company was notified of the decision of the US court of the same date that the motions filed by DBS and the officers (current and past) of DBS and the Company for the summary dismissal of the motion and the claim, were accepted on grounds of lack of personal jurisdiction.

Notes to the Condensed Separate Interim Financial Information as at September 30, 2019 (unaudited)

5.3	See Notes 11.2 and 11.4 in the separate annual financial information regarding additional proceedings against the Company. (The proceedings have been stayed at this stage, until October 31, 2019. At the beginning of November 2019, the State filed a motion to continue the stay of proceedings until March 31, 2020).

For further information concerning contingent liabilities see Note 10 to the Consolidated Financial Statements.

6.	Events in and subsequent to the Reporting Period

6.1	For further information concerning investigations by the Israeli Securities Authority and Israel Police, see Note 1.2 to the Consolidated Financial Statements.

6.2	With regard to impairment loss with respect to Pelephone and DBS and assessment of the signs of impairment in the international telecommunications and Internet services sector, see Note 5 to the consolidated financial statements.

6.3	On February 13, 2019, the Company provided, by way of a memorandum of undertaking, DBS with a credit facility or capital investments for a total amount of NIS 250 million, which DBS may withdraw over a period of 15 months from said date. If the Company will decide to provide such credit, the repayment date of the said credit will not be earlier than the end of the credit facility period.

This undertaking was replaced by new memoranda of undertaking, for a total amount of NIS 250 million, in May 2019 and again in August 2019, where each memorandum of undertaking replaces an earlier one (and is not in addition thereto), the last of which is valid for a period of 15 months as of July 1, 2019 through September 30, 2020.

In March 2019, the Company invested in DBS an amount of NIS 70 million and in July 2019 a further amount of NIS 50 million and in October 2019 an additional amount of NIS 25 million, based on the memoranda of undertaking as set out above.

On November 17, 2019, the Company’s Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or capital investment in the amount of NIS 250 million, for a period of 15 months, as of October 1, 2019 through December 31, 2020, thereby replacing the undertaking given in August 2019.

See Note 4.3.2 to the Consolidated Financial Statements.

6.4	For further information concerning the Company’s engagement in an agreement for the sale of the Sakia property, see Note 7 to the consolidated financial statements.

6.5	For further information with regard to early repayments, debt raising and a private placement carried out by the Company, see Note 8 to the consolidated financial statements.

6.6	For further information concerning the writing off of the tax asset with respect to DBS losses, by altering the estimate, see Note 6 to the consolidated financial statements.

6.7	For further information concerning application for approval to issue a prospectus, see Note 20 in the consolidated financial statements.

6.8	For further information regarding provisions for employee retirement subsequent to Reporting Date, see Note 9.3 to the consolidated financial statements.